Exhibit 12
ACUITY BRANDS, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO
(in millions)

		2010	2009	2008	2007	2006

	Earnings:
1.	Income from continuing operations before provision for income taxes	$118.8	$127.3	$230.5	$194.2	$118.8

	Fixed Charges:
2.	Interest expense	29.8	29.5	34.7	34.3	34.2
3.	Interest factor on rental expense	1.3	1.5	1.4	1.3	1.3

4.	Total fixed charges (2 + 3)	31.1	31.0	36.1	35.6	35.5

5.	Earnings and fixed charges (1 + 4)	149.9	158.3	266.6	229.8	154.3

	Ratios:
6.	Earnings and fixed charges, to total fixed charges (5 / 4)	4.8	5.1	7.4	6.5	4.3
7.	Deficiency of earnings to fixed charges (4 - 5)*	$—	$—	$—	$—	$—

*	Represents additional earnings that would be necessary to result in a one-to-one ratio of earnings to fixed charges.